FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Liberty Media Corporation (Last) (First) (Middle) 12300 Liberty Boulevard (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Ascent Media Group, Inc. AMGIA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) January 23, 2003 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

   X   10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Note (fn1)	$1.94/share	1/23/03		J		(fn1)		Immediately	6/30/08	Class B Common Stock	2,757,577	$5,349,700	$5,349,700	I	By Subsidiary
Convertible Note (fn1)	$1.56/share	1/23/03		J		(fn1)		Immediately	6/30/08	Class B Common Stock	2,564,102	$4,000,000	$4,000,000	I	By Subsidiary
Class B Common Stock													12,727,089 (fn2)	D
Class B Common Stock													39,614,075 (fn2)	I	By Subsidiary

 Explanation of Responses:
(fn1)  Ascent Media Group, Inc. ("Issuer") and Ascent Media Debt, Inc., a wholly-owned subsidiary and the successor in interest to the Reporting Person ("Lender"), are parties to a First Amended and Restated Credit Agreement dated as of December 22, 2000, as supplemented and amended (the "Credit Agreement").  On September 30, 2002 and October 17, 2002, Issuer issued promissory notes under the Credit Agreement (the "Notes") in the principal amounts of $5,349,700 and $4,000,000, respectively.  On January 23, 2003, Lender was granted the right to convert the Notes into shares of Issuer's Class B Common Stock at conversion prices of $1.94 per share and $1.56 per share, respectively.  Each share of Class B Common Stock is convertible at any time, at the option of the holder, into a share of Issuer's Class A Common Stock.  Accordingly, the Notes held by Lender represent beneficial ownership of (a right to acquire) shares of the Class A Common Stock or the Class B Common Stock of Issuer.  (fn2)  Correction to previously filed Form 4 for 12/31/02, which incorrectly included shares of Class B Common Stock issuable upon exercise of other derivative securities.

/s/ Elizabeth M. Markowski ** Signature of Reporting Person	01/24/03 Date

Senior Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002